# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Femto Technologies Inc., CIK 0001888151
CUSIP: 31447N204
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2264E 11TH AVENUE, Vancouver, British Columbia Canada (A1), V5N1Z6
Date of event which requires filing of this statement: 02/07/2025
Filed by CIK 0002056811
Persons authorized to receive notices and communications: Gabriel Kabazo, 2264E 11TH AVENUE, Vancouver, British Columbia Canada (A1), V5N1Z6, 6048336820

## Reporting persons
- Carmel Zigdon (CIK 0002056811): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 43,628; shared voting power 0; sole dispositive power 43,628; shared dispositive power 0; aggregate amount beneficially owned 43,628 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Femto Technologies Inc.
Address of issuer's principal executive offices: 2264E 11TH AVENUE, Vancouver, British Columbia Canada (A1), V5N1Z6

## Item 2. Identity and Background
Name of person filing: Carmel Zigdon
Residence or business address: Belinson 9, Tel Aviv, Israel, 6356707
Present principal occupation or employment: Online shopping manager at ZCRAVE.com, 25 Mercer St, New York, USA
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Israel

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Shares issued upon vesting of RSUs

## Item 4. Purpose of Transaction
Purpose of transaction: Shares issued upon vesting of RSUs

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 43,628, 5.1%
Number of shares as to which each person has sole or shared power to vote or dispose: 43,628
Transactions in the class effected during the past sixty days: Shares issued following vesting of RSUs awarded to Director of the Issuer
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Signatures
- Carmel Zigdon: /s/ Carmel Zigdon, Carmel Zigdon (02/19/2025)